UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 1, 2016 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: December 1, 2016

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales flat at 38,900 in November 2016

Key Highlights:

  Exports continued to grow at 57% Y-O-Y, on the back of strong demand for Commercial Vehicles
  Passenger vehicles business grew by 22%, Y-O-Y due to positive response for the Tata Tiago
  In M&HCVs, Buses grew by 60%, Construction vehicles were less affected by demonetization and grew by 46% Y-O-Y

Mumbai, December 01, 2016: Tata Motors passenger and commercial vehicle total sales (including exports) in November 2016 were at 38,900 vehicles, flat over 38,918 vehicles sold in November 2015. The company's domestic sales of Tata commercial and passenger vehicles for November 2016 was at 33,274 nos., a decline of 6%, over November 2015. Cumulative sales (including exports) of the company for the fiscal was at 3,50,549 nos., higher by 8% over 3,24,966 vehicles, sold last year.

The company continued to witness year-on-year growth in key segments in November 2016, with the company's passenger vehicle segment growing by 22%, led by passenger cars which grew by 26%. In M&HCV's, construction vehicles continued to show robust growth at 46%. Exports continued to grow on account of strong demand for Tata Motors' commercial vehicles.

Domestic Passenger Vehicles

In November 2016, Tata Motors passenger vehicles, in the domestic market, recorded sales at 12,736 nos., with a growth of 22%, compared to 10,470 nos., sold in November 2015. The passenger car sales continued its growth momentum due to strong demand for the Tata Tiago.

Cumulative sales growth of all passenger vehicles in the domestic market, were 101,712 nos., a growth of 16%, compared to 87,935 nos., in November 2015.

Domestic Commercial Vehicles

The overall commercial vehicles sales in November 2016, in the domestic market were at 20,538 nos., lower by 17% over November 2015. The impact of demonetization was felt across all segments. Sales of Tata Motors Light and Small Commercial Vehicles, dropped by 13% over November 2015, last year. Buses segment reported a growth of 60%, whilst MH&ICV Cargo sales on a much larger base, saw a drop of 28%, with long haul cargo operators being severely affected by cash crunch and deferring purchases. However, the construct segment continued to grow strongly by 46%, thereby maintaining a robust cumulative growth of 30% for the year.

Cumulative sales of commercial vehicles in the domestic market for the fiscal were at 2,05,409 nos. higher by 2% over last year.

Exports

The company's sales from exports was at 5,626 nos. in November 2016, a growth of 57% compared to 3,573 vehicles sold in November 2015. The cumulative sales from exports for the fiscal was at 43,428 nos., higher by 19%, over 36,343 nos., sold last year.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.